United States securities and exchange commission logo





                               June 7, 2023

       Zonghan Wu
       Chief Executive Officer
       SSHT S&T Group Ltd.
       46 Reeves Road, Pakuranga
       Auckland, New Zealand, 2010

                                                        Re: SSHT S&T Group Ltd.
                                                            Registration
Statement on Form S-1
                                                            File No. 333-271831
                                                            Filed May 11, 2023

       Dear Zonghan Wu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement of Form S-1

       Cover page

   1. Please identify that the company is an Emerging Growth Company (EGC) consistent with your disclosure
elsewhere in the prospectus.
   2.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Nevada incorporated company with operations conducted by
                                                        Shanghai Jieshi
Management Consulting Co., Ltd, your subsidiary based in China, and that this structure
involves unique risks to investors. Disclose that investors may never hold equity interests
in the Chinese operating company. Your disclosure should
                                                        acknowledge that
Chinese regulatory authorities could disallow this structure, which would likely result in
a material change in your operations and/or a material change in the value of the securities
you are registering for sale, including that it could cause the value
 Zonghan Wu
FirstName
SSHT S&TLastNameZonghan   Wu
            Group Ltd.
Comapany
June 7, 2023NameSSHT S&T Group Ltd.
June 7,
Page 2 2023 Page 2
FirstName LastName
         of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
3. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your operations in China, along with a cross-reference to the relevant risk factor. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
         statements and regulatory actions by China   s government, such as
those related to data
         security or anti-monopoly concerns, have or may impact the company   s
ability to conduct
         its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please
         disclose the location of your auditor   s headquarters and whether and
how the Holding
         Foreign Companies Accountable Act, as amended by the Consolidated Appropriations
         Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
4. Clearly disclose here how you will refer to the company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing, and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in
         China and that you do not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
5. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between you, your subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
6. Please amend your disclosure here and in the risk factors sections to state that, to the extent cash or assets in the business are in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or
 Zonghan Wu
SSHT S&T Group Ltd.
June 7, 2023
Page 3
         the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-
         references to these other discussions.
7. Please revise here and in your Summary section to disclose, if true, that Mr. Zonghan
         Wu holds more than 50% of the Company   s voting power and will be
able to control the
         management and affairs of your company and most matters requiring stockholder approval following the offering.
Prospectus Summary, page 1

8. Please include a summary of risk factors that discloses the risks that your corporate
         structure and being based in or having the majority of the company   s
operations in China
         poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Provide a cross-reference to each relevant individual detailed risk factor.
9. Please revise here and in your Risk Factors to highlight your disclosure about the
         Company   s ability to continue as a going concern as you do on page
21. Please also
         disclose your current cash on hand, related-party loan and total current liabilities.
10. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission
(CSRC),
       Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions
FirstName LastNameZonghan Wu
       or approvals are not required, or (iii) applicable laws, regulations, or interpretations
Comapany    NameSSHT
       change            S&T
               and you are     Groupto
                            required  Ltd.
                                        obtain such permissions or approvals in
the future.
June 7, 2023 Page 3
FirstName LastName
 Zonghan Wu
FirstName
SSHT S&TLastNameZonghan   Wu
            Group Ltd.
Comapany
June 7, 2023NameSSHT S&T Group Ltd.
June 7,
Page 4 2023 Page 4
FirstName LastName
11. We note that the CSRC has recently announced regulations that outline the terms under which China-based companies can conduct offerings and/or list overseas. Revise your disclosure to reflect these recent events and explain how the regulations apply to you and your ability to operate and offer securities.
12. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and to U.S. investors.
         Provide cross-references to the consolidated financial statements.
13. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.
Our Corporate History, page 1

14.      We note your diagram of the company   s corporate structure. Please
revise to identify the
         person or entity that owns the equity in each depicted entity. Please revise to include the location of each entity. Identify clearly the entity in which investors are purchasing their
         interest and the entity(ies) in which the company   s operations are
conducted. Describe the
         relevant contractual agreements between the entities including those that affect the manner in which you operate, impact your economic rights, or impact your ability to control your subsidiaries. Disclose the uncertainties regarding the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
Business Overview, page 2

15. Please revise throughout to clarify that to date you have only had one client quoted on the
         OTC markets and have not yet had any clients list on other U.S. exchanges. Please also reconcile this with your disclosure on page 19 stating that you have entered into consulting agreements with two enterprises which were quoted on the OTC market in
         2022. We note that as currently drafted the disclosure throughout suggests that you have numerous clients that you have helped with U.S. listings. For example, you state on page
         6 that all of your former and current clients have chosen to go public in the U.S., and your consulting business has flourished. So that investors understand the current scope of your
 Zonghan Wu
FirstName
SSHT S&TLastNameZonghan   Wu
            Group Ltd.
Comapany
June 7, 2023NameSSHT S&T Group Ltd.
June 7,
Page 5 2023 Page 5
FirstName LastName
         business, please disclose the number of current clients and provide a general indication of the services being offered to such clients.
16.      Please reconcile your statement on page 2 that    [s]ince WFOE   s
inception in 2019, the
         main focus of [y]our consulting business has been providing comprehensive going public consulting services designed to help small and medium-sized enterprises become public
         companies on suitable markets and exchanges    with your statement
that you launched
         your consulting services in 2022. Explain the significance of
including the WFOE   s
         inception date and how this relates to the focus of your business at that time. Please make conforming changes throughout the document to clarify whether references to your inception date is the same as the WFOE's. Please also clearly state when in 2022 you began offering consulting services.
Risk Factor
Risks Relating to Doing Business in China, page 5

17. Please revise your risk factors to acknowledge that if the PRC government determines that your corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert control over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
18. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of
         consecutive    non-inspection years    from three years to two years,
and thus, reduces the
         time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong
Kong.
19.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
20. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your
 Zonghan Wu
FirstName
SSHT S&TLastNameZonghan   Wu
            Group Ltd.
Comapany
June 7, 2023NameSSHT S&T Group Ltd.
June 7,
Page 6 2023 Page 6
FirstName LastName
         business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Use of Proceeds, page 14

21. Please ensure that your disclosure in this section reflects your business and your plans for proceeds of the offering. We note, for example, the reference to clinical trials and collaborations with third parties.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operation
Revenue, page 20

22. Please revise to clarify the focus of your revenue generating operations prior to the acquisition of TIHL. In this regard, we note your disclosure that the acquisition resulted in "refocusing from being a provider of wireless data solutions to a provider of business advisory services." However, on page 2 you indicate that "[s]ince [y]our inception until
         December 31, 2022, the close of [y]our last full fiscal year, [y]our revenue was mainly generated from [y]our going public consulting services." Please clarify whether you were a provider of wireless data solutions immediately prior to your acquisition of TIHL. Refer to Item 303(b)(2) of Regulation S-K.
Expense, page 21

23. Please revise to provide an explanation for expense increase from December 31, 2021 to
         December 31, 2022. In this regard, we note that you reference the same year.
         Additionally, please discuss the material component(s) of your general and administrative expense which resulted in the increase.
Involvement in Certain Legal Proceedings, page 23

24. Please revise to cover a period of ten years with respect to the events covered in Item
         401(f) of Regulation S-K.
Certain Relationships and Related Transactions, and Director Independence, page
25

25. Please revise this section to include the disclosure required by Item 404(d) of Regulation
         S-K. We note, for example, that you do not disclose the amounts due to related parties as disclosed on page F-13. As a related matter, please update your Certain Relationships and
         Related Party section so that it reflects the related party transactions as of the date of the document.
Restricted Stock Awards to Certain Officers and Directors, page 25

26. Please explain where the 34,500,000 shares of common stock issued to Haining Zhang or entities owned and controlled by Mr. Zhang during 2021 have been reflected in your consolidated statement of equity on page F-6 as this statement indicates only 31,500,000
 Zonghan Wu
FirstName
SSHT S&TLastNameZonghan   Wu
            Group Ltd.
Comapany
June 7, 2023NameSSHT S&T Group Ltd.
June 7,
Page 7 2023 Page 7
FirstName LastName
         common shares were issued during the period. Also, please explain where the 55,800,000 shares of common stock issued to SSHT International Holding Limited during 2022 for consulting services have been reflected in your consolidated statement of equity on page
         F-6 as your statement of cash flows on page F-7 indicates that the 68,500,000 shares issued during 2022 were issued for cash proceeds. Please advise or revise as appropriate.
         Also, please revise the notes to your financial statements to disclose the nature and significant terms of these related party transactions. Refer to the guidance in ASC 850-
         10-50.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-8

27. Please disclose the principal conditions and events that give rise to management's determination that there is substantial doubt about the company's ability to continue as a going concern for at least twelve months from the date of issuance of the financial statements, and discuss management's plans for alleviating this substantial doubt as disclosed on page 21. Refer to ASC 205-40-50.
Note 5. Acquisitions, page F-12

28. Your disclosure in Note 5 indicates that you accounted for the acquisition of TIHL as a business combination under common control. Please revise to explain how the operations of this entity have been reflected in your consolidated financial statements for the periods presented. Also, given that the transaction was accounted for as a combination of entities under common control, please explain why the assets acquired were recognized at fair value (with resultant goodwill recognized) rather than at historical cost. Refer to the guidance in ASC 805-50-30-5 and 805-50-45.
Note 9. Ordinary Shares , page F-13

29. Please disclose the nature and terms of the transactions in which you issued 65,800,000 shares of common stock during the year ended December 31, 2022. Also, explain where the 10 million common shares issued for the acquisition of TIHL in December 2022 are presented in your statement of changes in shareholders' equity (deficit) for the year ended
         December 31, 2022, and revise accordingly. Refer to ASC 505-10-50. General

30. Please add a line item to the registration statement cover page indicating that you are an emerging growth company and revise your disclosure on page 5 to clearly state your election under Section 107(b) of the Jumpstart Our Business Startups Act to use the
         extended transition period for complying with new or revised accounting standards under
         Section 102(b)(2)(B) of the Act. Please describe the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.
 Zonghan Wu
SSHT S&T Group Ltd.
June 7, 2023
Page 8
31. Please revise to include all of the information required by Item 11 of Form S-1 including the information required by Item 101 of Regulation S-K (description of business), Item
         403 of Regulation S-K (security ownership of certain beneficial owners and management),
         Item 402 (executive compensation) and Item 407 (corporate governance). If you believe that you are not required to provide specific disclosure listed in
Item 11, provide an
         explanation in response to this comment detailing why such information need not be provided.
32. Please revise to disclose whether your sole director and executive officer, Zonghan
         Wu is located in the PRC or Hong Kong. If so, include a separate Enforceability section, consistent with Item 101(g) of Regulation S-K, and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against Zonghan Wu.
33. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameZonghan Wu                                  Sincerely,
Comapany NameSSHT S&T Group Ltd.
                                                              Division of
Corporation Finance
June 7, 2023 Page 8                                           Office of Trade &
Services
FirstName LastName